03032145

Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00) 31 302161928

SEC MAIL PROCESSING RECEIVED SEP 10 2003 WASH, D.C. 155 SECTION

PROCESSED SEP 26 2003 THOMSON FINANCIAL

Our reference BB/jcd
Date 1 september 2003

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

SUPPL

Dear Sir or Madam,

The enclosed press releases from the period August 2003 and the Pricing Supplements of August 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Director Control Rabobank Group

dlw 9/23

Rabobank

Read more...



TOUGH CHOICES. FIRM DECISION

PRESS RELATIONS

RABOBANK
- OUR PROPOSITION
- PROFILE
- TRACK RECORD
- LINKS

RABOBANK IN BUSINESS
- CORPORATE SOLUTIONS
- INSTITUTIONAL SOLUTIONS

INFO SERVICE
- PRESS RELATIONS
- INVESTOR RELATIONS

SEARCH

... LATEST NEWS

RABOBANKER KILLED IN JAKARTA BOMBING

05-08-2003

Rabobank is shocked and dismayed that Hans Winkelmolen – General Manager of Rabobank Indonesia until 1st August 2003 – died today in the bombing of the Marriott Hotel in Jakarta. His successor as per 1st August, the Canadian Antonio (Tony) Costa, was wounded and taken to hospital. Hans Winkelmolen, who was about to return to the Netherlands, and his successor were in a business meeting at the hotel when the bomb exploded.

Hans Winkelmolen (49) joined Rabobank in 1975 and filled various functions, both in the local Rabobank network and in the international activities of Rabobank Nederland. He began his international career in Germany in 1989. In 1997 he was appointed as General Manager of the Rabobank International rep office in Bangkok. His appointment as General Manager of Rabobank Indonesia followed in 2000.

Rik van Slingelandt, member of the Rabobank Group's Executive Board responsible for international activities, is shocked at what has happened to the two Rabobank managers. He called the death of Hans Winkelmolen "extremely tragic and deplorable", particularly for the family of Hans Winkelmolen.

"Our thoughts are especially with his wife Maria and two children. We, at Rabobank, will do everything possible to support them through this difficult period", said Van Slingelandt.

→ Return to the overview

CONTACT INF

Press Relation
PO-box 17100
3500 HG Utrech
The Netherland
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED I

→ Latest News
→ Press Releas
→ Spokesperso
→ Media Calenc
→ Media Kit
→ Dutch Press I

Rabobank

▪ HOME ▪ HELP ▪ SI

Read more...



TOUGH CHOICES. FIRM DECISION

PRESS RELATIONS

RABOBANK

- OUR PROPOSITION
- PROFILE
- TRACK RECORD
- LINKS

RABOBANK IN BUSINESS

- CORPORATE SOLUTIONS
- INSTITUTIONAL SOLUTIONS

INFO SERVICE

- PRESS RELATIONS
- INVESTOR RELATIONS

SEARCH

... LATEST NEWS

RABO SECURITIES: MID & SMALL CAPS ATTRACTIVE

07-08-2003

Mid and small caps are undervalued and under-researched by analysts. As a result, investors are missing out on opportunities to benefit from this imperfect market. Mid and small caps now actually offer attractive investment opportunities.

This is the key conclusion of the new report entitled "Dutch mid and small caps, under-researched and undervalued" that has just been published by Rabo Securities. In this report, Rabobank International's wholesale securities division calls attention to the investment opportunities provided by Dutch companies with a market capitalisation of up to EUR 1.5 billion.

Since 1995, the Dutch mid and small caps have outperformed the AEX index by 18% and this trend is anticipated to continue. In addition, shareholders in mid and small caps are also expected to benefit from the current developments in the field of corporate governance.

"The Dutch mid and small caps offer better returns in comparison to large caps. Many of these companies hold a dominant market position and generate an attractive free cash flow, whilst having lower average valuations," says Joof Verhees, Managing Director of Equity Sales at Rabo Securities. "Our clients can profit from this specialist knowledge," he adds.

A total of 63 companies have been analysed in the report. These are companies with a market capitalisation of up to EUR 1.5 billion and a sufficient number of actively marketable shares. The report furthermore provides a short-list of sectors and shares in each sector. The top five most attractive Dutch mid and small cap companies are Aalberts, IHC Caland, Sligro, Unit 4 Agresso and Vedior.

→ Return to the overview

CONTACT INF

Press Relation
PO-box 17100
3500 HG Utrech
The Netherland
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED I

→ Latest News
→ Press Releas
→ Spokesperso
→ Media Calenc
→ Media Kit
→ Dutch Press I

 top

PRESS RELATIONS

... LATEST NEWS

NET PROFIT ROSE BY 8% TO EUR 748 MILLION - RABOBANK GROUP ACHIEVED "NICE" RESULT

01-09-2003

- Private sector lending + 4%
- Funds entrusted + 4%
- Assets managed and hold in custody +4%
- Insurance premium income + 25%
- Lease Portfolio + 4%
- Income + 3%
- Operating result + 7%

H. (Bert) Heemskerk), chairman of the Executive Board: 'We achieved a nice result for the first half of 2003, something we can be satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Outlook for 2003
Heemskerk is optimistic about the outlook for 2003: 'In the current uncertain economic conditions, it is difficult to make a firm statement about the expected profit for the whole of 2003. Nevertheless we expect a clear increase in operating profit. Given current stock market levels, and barring unforeseen circumstances, we also expect a clear growth in net profit.'

→ Full press release text and financial information

→ Return to the overview

CONTACT INF

Press Relation
PO-box 17100
3500 HG Utrech
The Netherland
telephone: +31
telefax: +31 30
pressoffice@rn.

RELATED I

→ Latest News
→ Press Releas
→ Spokesperso
→ Media Calenc
→ Media Kit
→ Dutch Press I

News

Back to frontpage

PRESS RELEASE HALF YEAR RESULTS 2003

Net profit rose by 8% to EUR 748 million.
Rabobank Group achieved "nice" result.

- Private sector lending + 4%
- Funds entrusted + 4%
- Assets managed and hold in custody +4%
- Insurance premium income + 25%
- Lease Portfolio + 4%
- Income + 3%
- Operating result + 7%

H. (Bert) Heemskerk, chairman of the Executive Board: 'We achieved a nice result for the first half of 2003, something we can be satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Download the full text of today's press release.
Press release
Consolidated balance sheet
Key figures

Click here to view the program for the day's half year results events.

(Date of Publication : 01/09/2003)

Back to frontpage

Press Release

1 September 2003
Embargo till 11.30

Net profit rose by 8% to EUR 748 million

Rabobank Group achieved "nice" result

- Private sector lending + 4%
- Funds entrusted + 4%
- Assets managed and hold in custody +4%
- Insurance premium income + 25%
- Lease Portfolio + 4%
- Income + 3%
- Operating result + 7%

H. (Bert) Heemskerk), chairman of the Executive Board: 'We achieved a nice result for the first half of 2003, something we can be satisfied with. We realised an increase in income under difficult market conditions. We also kept costs under control, which creates confidence for the future in which we will continue a tight control of costs.'

Outlook for 2003

Heemskerk is optimistic about the outlook for 2003: 'In the current uncertain economic conditions, it is difficult to make a firm statement about the expected profit for the whole of 2003. Nevertheless we expect a clear increase in operating profit. Given current stock market levels, and barring unforeseen circumstances, we also expect a clear growth in net profit.'

Financial services performance				
			Amount	Change
Banking				
Private sector lending	EUR	222	billion	+ 4% [1]
Funds entrusted	EUR	181	billion	+ 5% [1]
Investing				
Assets managed [3]	EUR	175	billion	+ 4% [1]
Securities and option orders through local banks		877	thousand	+ 4% [2]
Insurance				
Premium income	EUR	2,357	million	+ 25% [2]
- Life	EUR	1,637	million	+ 31% [2]
- Non-life	EUR	720	million	+ 12% [2]
Services income	EUR	136	million	+ 17% [2]
Leasing				
Lending portfolio	EUR	11.5	billion	+ 4% [1]
[1] As a percentage of figure at year-end 2002				
[2] As a percentage of figure for the first half of 2002				
[3] Owing to a change in definition, the figure for assets managed does not correspond to the amounts published earlier.				

Rabobank Nederland
Communications, P.O. Box 17100, 3500 HG Utrecht, tel. 31 30 216 39 04, fax 31 30 216 19 16, www.rabobank.com

BANKING

Lending

Private sector lending grew by 4% during the first six months of the year to EUR 222 billion, exceeding the increase of 2% for the first half of 2002. The increased lending was largely to the private sector. Private clients borrowed 7% more during the first half of the year, compared with 5% in the first half of 2002. Lending to the agricultural sector increased fractionally by 1%. Lending to the trade, industry and service sector grew by 3%.

Funds entrusted

Funds entrusted were up 5% in the first half of the year to EUR 181 billion, of which EUR 69 billion was in the form of savings. Savings grew relatively strongly by 4%, partly because of low consumer confidence and the weak stock market climate.

Mortgage market

Rabobank Group remains the clear market leader for private mortgage lending. The market share at 30 June 2003 was 25%, with local banks accounting for 21% and Obvion for 4%.

Retail banking

Retail banking's result improved in the first half of the year. We held costs steady, partly thanks to the efficiency programmes implemented earlier, which resulted in further staff reductions. The number of FTEs fell by 1,027 in the first half year to 30,643. Income climbed by 4%, which is excellent given the adverse market conditions.

Wholesale banking

Wholesale banking, comprising Rabobank International (including foreign retail banks), Group Treasury and Corporate Clients, achieved a limited increase in profit.
To finance ordinary activities, Group Treasury issued a significant amount in new debt securities in the first half of the year. Bonds and notes increased in amount by EUR 5 billion to EUR 39 billion, and certificates of deposits by EUR 10 billion to EUR 34 billion.

INVESTMENTS

Orders

The number of securities and option orders processed by local banks increased in the first half of 2003 by 4% to 877 (844) thousand. By contrast, the number of orders processed for investments in the banks own funds dropped by 20%. The shift from advice orders to orders placed through direct channels continued unabated in 2003. The orders processed over the internet reached 48% compared with 40% in 2002. The number of orders through advisers at local banks fell to 34 (40)% and through Rabo Orderlijn to 18 (19)%. Alex, which focuses on the active internet investor, processed 38% more transactions in the first half year. The total number of Alex transactions was 1 million, with 47% related to options.

Assets managed
The volume of assets managed by Rabobank Group rose 4% during the past half year to EUR 175 (168) billion. This includes assets that Interpolis manages for third-party pension funds. Total assets managed breaks down as EUR 123 (117) billion from clients and EUR 52 (51) billion from the Group's investment portfolio.

INSURANCE

Premium income up 25%
In the first half of the year, Interpolis realised premium income of EUR 2,357 (1,890) million. This represents an increase of 25% on the same period of 2002. The increase is mainly due to the successful activities concerning single premium contracts and immediate annuities. The life insurance premium income rose 31% to EUR 1,637 (1,246) million. Non-life business also performed well in terms of premium income. The growing number of All-in-One Policies and Business Compact Policies and the higher average number of categories insured raised non-life premium income by 12% to EUR 720 (644) million.

Income from services up 17%
Income from pensions, industrial health and safety, and return-to-work services increased by 17% to EUR 136 (116) million.

LEASING

De Lage Landen's services grew by only 4% in the first half of the year. The weaker US dollar meant that the lending portfolio was only able to grow by EUR 0.5 billion to EUR 11.5 billion. At 30 June 2003, 25% of services originated from the Netherlands, 30% from the rest of Europe and 45% from other countries, mainly in North America and South America.

CLIENT SERVICES

Rabobank Group expanded its services further in the first half year, for example by launching Generatiehypotheek, a mortgage product to help first-time buyers, assisted by their parents, to realise their dreams of home ownership. We also began streamlining our securities services to tailor them more clearly to the individual needs of our 650,000 private investor clients. For clients who invest actively, the service has been expanded with the internet broker Alex. In addition, we initiated a special pilot project to test a speaking Chipknip (electronic purse) loading point for the blind and visually impaired.
The average take-up of retail banking services by adults increased slightly during the first six months of the year from 2.48 to 2.51. For corporate clients, too, the average take-up increased, in their case from 3.05 to 3.06. The take-up by members of local Rabobanks is significantly higher, being 3.60 at the end of June 2003.
At 30 June 2003, 1,241,000 clients were members of a local Rabobank, which exceeds the target of 1.2 million by year-end 2003.

STAFF DEVELOPMENTS

The number of FTEs at Rabobank Group shrank by 629 in the first half year to 51,238. For the subsidiaries and foreign activities of Rabobank Nederland, acquisitions led to an increase in FTEs.

For retail banking and the domestic activities of Rabobank Nederland, the number of FTEs decreased through efficiency improvements. The growing role played by virtual channels in providing services of all types also contributed to this fall.
Following the national trend, absenteeism due to sickness fell by 0.7% to 4.4% compared with the same period of 2002. This decrease is mainly the result of actively applying the provisions of the Eligibility for Permanent Invalidity Benefit (Restrictions) Act (Wet verbetering poortwachter).
The negotiations on the Rabobank collective labour agreement concluded in June 2003 resulted in an agreement that employees would pay contributions for their pensions. This applies to employees commencing employment as from 1 January 2004. Existing employees have been granted a transition period of 10 years, meaning that they will start paying pension contributions as from 2014.

FINANCIAL PERFORMANCE

Financial performance				
			Amount	Change
Income	EUR	4,493	million	+ 3% [2]
Operating expenses	EUR	2,920	million	+ 1% [2]
Efficiency ratio		65.0%		
Net profit	EUR	748	million	+ 8% [2]
Total assets	EUR	402	billion	+ 7% [1]
BIS ratio		10.3		
Tier 1 ratio		10.2		
[1] As a percentage of figure at year-end 2002				
[2] As a percentage of figure for the first half of 2002				

Income up 3%
Rabobank Group's income in the first half of the year was up 3% at EUR 4,493 (4,362) million. The increase is almost entirely due to higher net interest income, which rose by 8% to EUR 2,952 (2,742) million.

Operating expenses up 1%
Operating expenses increased by 1% to EUR 2,920 (2,899) million. Staff costs fell by 2%. Other administrative expenses were up 7%.

Operating profit up 7%
Operating profit climbed by 7% to EUR 1,573 (1,463) million. Apart from Other activities, all the business units recorded an increase in profit. Retail banking's profit grew by 16%. The profits on asset management activities and insurance increased by 57% and 20% respectively. Wholesale banking achieved limited growth in profit of 4%. The profit on leasing was up 16%.

Efficiency ratio
The efficiency ratio improved from 66.5% to 65.0%. This ratio expresses the relationship between operating expenses and total income.

Net profit up 8%
Net profit for the first half of 2003 was EUR 748 (695) million, which represents an increase of 8% on the same period of 2002.

Financial objectives
Rabobank Group aims at realising customer value, with financial stability and employee value as preconditions. To ensure this financial stability, Rabobank Group has formulated three long-term and three short-term financial targets. For the long term, they are net profit growth of 12%, a return on equity of 10% and a Tier I ratio of 10. Owing to the weak economic conditions, the short-term targets are currently different. These are a net profit growth of 8%, a return on equity of 8% and a Tier I ratio of 10. Rabobank Group met all three short-term objectives for the first half of 2003: the return on equity was 10%, net profit growth was 8% and the Tier 1 ratio was 10.2.

Jan Dost, Press Office Rabobank Nederland
31 30 216 24 11 / 31 6 53 14 98 77, j.p.k.dost@rn.rabobank.nl

---

NOTES TO THE BALANCE SHEET

Rabobank Group's consolidated balance sheet total grew by EUR 28 billion in the first half of 2003 to EUR 402 billion, an increase of 7%. At 30 June 2003, the Tier I ratio was 10.2 and the BIS ratio 10.3.
Private sector lending increased by 4% during the first six months of the year to EUR 222 billion. Apart from the increase in lending, a significant contributor to the balance sheet growth was the increase in interest-bearing securities. The expansion in these activities was largely financed by an increase in debt securities of EUR 15 billion.

THE ASSETS SIDE OF THE BALANCE SHEET

Lending
Rabobank Group's loan portfolio increased by 5% in the first six months of 2003 to EUR 237.2 (225.3) billion. The portfolio consists of:
- public sector lending;
- professional securities transactions;
- private sector lending.

Lending to the public sector increased to EUR 2.0 (0.8) billion. Professional securities transactions climbed to EUR 13.5 (12.1) billion.

Private sector lending
In the first half of 2003, lending to the private sector rose by 4% to EUR 221.7 (212.3) billion. The growth percentage was under pressure from a weaker US dollar.

The private sector comprises private individuals, the agricultural sector and the trade, industry and services sector. Of the total amount lent, 50% is to private individuals, 35% to the trade, industry and services sector, and 15% to the agricultural sector.

Trade, industry and services
At the end of June, the amount lent to corporate clients in the trade and industry and the services sector (TIS) stood at EUR 78.1 (75.8) billion, representing an increase of 3% compared with year-end 2002. Lending by local banks was up 3%. For wholesale banking, lending was unchanged on balance. For the other business units, including leasing, lending grew by 11%.

Agricultural sector
Lending to the private sector was virtually unchanged from year-end 2002. Total lending amounted to EUR 33.7 (33.4) billion.

Private individuals
The strongest growth in private sector lending was in the form of loans to private individuals. At 30 June 2003, their net borrowing stood at EUR 109.9 billion. This was EUR 6.9 billion up on year-end 2002, a rise of 7%. Of the total, EUR 106.2 (99.8) billion relates to mortgage loans.

Banks
The item banks represents funds lent to credit institutions. Compared with year-end 2002, this item fell by EUR 2.8 billion to EUR 44.5 billion, a drop of 6%. Of the total amount, EUR 30.2 (40.1) billion concerns professional securities transactions.

Other assets
At 30 June 2002, Rabobank Group had interest-bearing securities totalling EUR 82.8 (71.3) billion on its balance sheet. EUR 13.6 (11.1) billion was invested in shares and EUR 2.6 (1.8) billion in short-term government paper.

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted
Funds entrusted, comprising savings, professional securities transactions and other funds entrusted, increased by 5% in the first half year to EUR 180.9 (171.6) billion. Professional securities transactions fell to EUR 10.5 (6.0) billion. Other funds entrusted rose to EUR 101.3 (99.3) billion.

Savings
Savings rose EUR 2.8 billion in the first half year to EUR 69.1 billion, an increase of 4%. The size of this increase was due to reduced consumer confidence combined with a persistently unfavourable stock market climate. Clients prefer security these days, and are accordingly placing their surplus funds in a savings account.

Other liabilities
The item banks was down 1% at EUR 84.9 (85.9) billion. Once again, funds were raised on the capital market. As a result, the item debt securities grew by 24% to EUR 76.5 (61.7) billion. Provisions increased slightly by EUR 0.6 billion in the first six months to EUR 18.9 billion. Of this amount, EUR 16.1 (15.4) billion concerns technical reserves relating to the insurance business of Interpolis.

Increase in Group equity
Rabobank Group's reserves increased by EUR 0.6 billion to EUR 15.5 (14.9) billion. Group equity rose by EUR 0.8 billion, totalling EUR 22.0 billion at 30 June 2003. In addition to the bank's reserves, this item consists of subordinated loans, the fund for general banking risks and third-party interests.

Off-balance-sheet activities
Off-balance-sheet activities include guarantees, irrevocable facilities and derivatives. Guarantees issued totalled EUR 7.4 (7.7) billion and irrevocable facilities EUR 28.6 (27.2) billion. The notional amounts of the derivatives outstanding totalled EUR 1,912 (1,700) billion, which corresponds to a net weighted lending amount of EUR 3.2 (3.1) billion.

Tier I ratio: 10,2
The Tier I ratio and the BIS ratio are the most commonly used ratios in the financial world to measure solvency. The Tier I ratio expresses the relationship between the core capital and the total risk-weighted assets. At 30 June 2003, the Tier I ratio stood at 10.2 (10.3), exceeding the long-term target of 10.0. The minimum requirement set

by the external supervisors is 4.0. The high solvency ratio is one of the reasons for Rabobank Group's triple A rating from the rating agencies Moody's and Standard & Poor's. Total risk-weighted items increased by EUR 9.1 billion to EUR 175.0 billion, largely the result of the rise in lending. The Tier I capital increased by EUR 0.7 billion to EUR 17.8 billion.

BIS-ratio: 10,3

The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-weighted assets. The BIS ratio was 10.3 (10.5), which comfortably exceeds the minimum requirement of 8.0 set by the external supervisors.

NOTES TO THE PROFIT AND LOSS ACCOUNT

Operating result grew 7% in first half 2003 to EUR 1,573 million. The strict expense policy has been continued successfully in 2003.

INCOME

Total income in the first half of 2003 was up EUR 131 million to EUR 4,493 million, a rise of 3%.

Net interest income up 8%

Net interest income increased by EUR 210 million in the first six months of 2003 to EUR 2,952 million. This 8% increase is the result of growth in lending and savings. Moreover, because of the low capital market interest rate, private individuals repaid many mortgage loans early, which produced additional revenue.

Commission down 5%

In the first half of 2003, commission was down 5% to EUR 869 million. Commission income from securities and asset management was under pressure owing to the ongoing depression in the stock markets. This was offset to an extent by an increase in commission income from funds transfers and services.

Other income

Results on financial transactions stabilised at EUR 69 (70) million. Income from securities and participating interests decreased EUR 130 million in the first half year to EUR 228 million. The 2002 figures include non-recurring income of EUR 87 million from the sale of International Private Banking activities. Other income was up EUR 98 million to EUR 375 million. Other revenue includes the underwriting results of Interpolis.

EXPENSES

Operating expenses rose 1% in the first half year to EUR 2,920 (2,899) million, an increase of EUR 21 million.

Staff costs down 2%

Staff costs fell during the reporting period by 2% to EUR 1,822 (1,859) million. The pay increases under the Collective Labour Agreements were more than offset by a decrease in the size of the workforce and the smaller number of external staff hired in. The Rabobank Group's workforce was 51,238 FTEs at 30 June 2003.

Other administrative expenses up 7%

Other administrative expenses rose by 7% to EUR 921 (857) million. Depreciation decreased by EUR 6 million (3%) to EUR 177 million.

Value adjustments to receivables

This item is used to account for loan losses. These rose in the first half of 2003 by EUR 12 million to EUR 275 million. Given the economic conditions and the size of the loan portfolio, both the increase in this item and its size are relatively small.

Rabobank Nederland

Directoraat Communicatie, Postbus 17100, 3500 HG Utrecht, tel. (030) 216 39 04, fax. (030) 216 19 16, www.rabobank.com

Value adjustments to financial fixed assets
Value adjustments to financial fixed assets were EUR 69 (27) million. The increase was due to unrealised price losses on the Interpolis share portfolio and downward value adjustments to temporary participating interests. At the end of June, the revaluation reserve amounted to EUR 237 million.

NET PROFIT
The tax burden was 29%. Third-party interests increased by EUR 7 million to EUR 125. Net profit increased by EUR 53 million to EUR 748 million, a growth of 8%

OPERATING RESULT BY GROUP UNIT
The operating result was EUR 1,573 (1,463) million, 7% up on the first half of 2002.

Operating result by Group unit



(in EUR millions)
2002 I
2003 I
1.500
1.200
900
600
300
0
-300
16%
4%
57%
20%
16%
Retail banking
Wholesale banking
Asset Management
Insurance
Leasing
Other

Retail banking
Retail banking had an excellent first half year. The operating result increased by EUR 104 million to EUR 749 million, a rise of 16%. Income grew by 4% to EUR 2,384 (2,282) million, while operating expenses at EUR 1,635 (1,637) million were virtually unchanged from last year. The higher income was almost entirely due to higher net interest income. This increased by 8% thanks to the growth in loans and savings, and to the additional income from mortgage refinancing. Despite a greater number of securities orders, commission fell by 8%. This was partly the result of clients increasingly placing orders via less expensive channels, such as the internet. Owing to a drop in the number of FTEs, operating expenses were unchanged from the previous year. The number of FTEs shrank by 1,027 in the first half year to 30,643.

Wholesale banking
Wholesale banking achieved an operating profit of EUR 555 (532) million, an increase of 4%. Income increased by 2% to EUR 994 (975) million, whereas operating expenses decreased by 1% to EUR 439 (443) million. Rabobank International and

Corporate Clients performed well during the first half of the year, with the profit from Corporate Finance and Capital Markets being particularly pleasing. Group Treasury's operating result was down compared with the same period last year, the fall being partly attributable to a cautious risk policy. In addition, the flat interest curve and the marked rise in the euro both had an adverse impact on the result.

Asset management
The profit from asset management activities grew by 57% to EUR 84 (54) million. Investment conditions remained poor in the first half of 2003. The poor results for the first half 2002 were improved on substantially, thanks in particular to non-recurring profits on co-investing and the profit on financial transactions. Cost savings were also achieved.

Insurance
The operating result of Interpolis was up 20% to EUR 101 (84) million. The increase is largely attributable to the improved operating result on non-life insurance business.

Leasing
De Lage Landen increased its operating profit by 16% to EUR 129 (111) million.

Other units
The combined result of the Group units included under Other fell by EUR 82 million to produce a loss of EUR 45 million. The difference can be fully explained by the gain on the sale of International Private Banking activities in 2002.

CONSOLIDATED BALANCE SHEET

(in EUR millions)		*30-06-2003*		*31-12-2002*		*30-06-2002*
Assets						
Cash		6,371		3,807		3,140
Short-term government paper		2,619		1,813		6,109
Professional securities transactions	*30,201*		*40,053*		*44,969*	
Other banks	*14,263*		*7,176*		*8,555*	
Banks		44,464		47,229		53,524
Public sector lending	*2,015*		*797*		*4,912*	
Private sector lending	*221,688*		*212,323*		*202,105*	
Professional securities transactions	*13,460*		*12,132*		*10,095*	
Lending		237,163		225,252		217,112
Interest-bearing securities		82,831		71,320		70,868
Shares		13,642		11,062		13,452
Participating interests		199		184		207
Property and equipment		3,900		3,870		3,862
Other assets		4,996		4,519		4,145
Prepayments and accrued income		6,182		5,664		4,730
Total assets		**402,367**		**374,720**		**377,149**

These interim figures are unaudited.

(in EUR millions)		*30-06-2003*		*31-12-2002*		*30-06-2002*
Group equity and liabilities						
Professional securities transactions	*20,002*		*21,808*		*26,300*	
Other banks	*64,889*		*64,078*		*57,491*	
Banks		84,891		85,886		83,791
Savings	*69,104*		*66,272*		*64,934*	
Professional securities transactions	*10,487*		*6,031*		*7,580*	
Other funds entrusted	*101,287*		*99,329*		*93,812*	
Funds entrusted		180,878		171,632		166,326
Debt securities		76,484		61,739		67,835
Other liabilities		11,826		7,699		16,091
Accruals and deferred income		7,391		8,218		6,123
Provisions		18,923		18,338		18,460
		380,393		353,512		358,626
Fund for general banking risks	*1,679*		*1,679*		*1,679*	
Subordinated loans	*109*		*111*		*112*	
Reserves	*15,469*		*14,911*		*13,245*	
Third-party interests	*4,717*		*4,507*		*3,487*	
Group equity		21,974		21,208		18,523
Total Group equity and liabilities		**402,367**		**374,720**		**377,149**
Contingent liabilities		7,373		7,655		8,238
Irrevocable facilities		28,577		27,151		26,652

These interim figures are unaudited.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)	*First half 2003*	*Second half 2002*	*First half 2002*
Income			
Interest	2,952	2,649	2,742
Income from securities and participating interests	228	171	358
Commission	869	880	915
Results on financial transactions	69	215	70
Other income	375	287	277
Total income	4,493	4,202	4,362
Expenses			
Staff costs	*1,822*	*1,823*	*1,859*
Other administrative expenses	*921*	*932*	*857*
Staff costs and other administrative expenses	2,743	2,755	2,716
Depreciation	177	185	183
Operating expenses	2,920	2,940	2,899
Value adjustments to receivables	275	237	263
Value adjustments to financial fixed assets	69	225	27
Fund for general banking risks	-	-	-
Total expenses	3,264	3,402	3,189
Operating profit before taxation	1,229	800	1,173
Tax on operating profit	356	154	360
Operating profit/Group profit after taxation	873	646	813
Third-party interests	125	91	118
Net profit	**748**	**555**	**695**

These interim figures are unaudited.

CASH FLOW STATEMENT (for the first half year)

(in EUR millions)		*First half 2003*		*First half 2002*
Cash flow from operating activities				
Operating profit/Group profit after taxation		873		813
Adjustments for:				
- depreciation	177		183	
- value adjustments to receivables	275		263	
- value adjustments to financial fixed assets	69		27	
- movements in technical reserves relating to the insurance business	643		466	
- movements in other provisions	(58)		(342)	
- movements in accrued and deferred items	(1,345)		3,573	
		(239)		4,170
Cash flow from business operations		634		4,983
Movements in short-term government paper	(806)		(798)	
Movements in securities trading portfolio	(12,813)		1,845	
Movements in securitised loans	379		(30)	
Movements in banks	1,732		(10,459)	
Movements in lending	(12,186)		(8,761)	
Movements in funds entrusted	9,246		(5,848)	
Other movements from operating activities	2,703		1,655	
		(11,745)		(22,396)
Net cash flow from operating activities		**(11,111)**		**(17,413)**
Cash flow from investing activities				
Investing activities concerning:				
- investment portfolio	(716)		6,943	
- participating interests	(51)		62	
- tangible fixed assets	(207)		(264)	
Net cash flow from investing activities		**(974)**		**6,741**
Cash flow from financing activities				
Movements in subordinated loans		(2)		60
Movements in debt securities		14,745		9,321
Payment on Rabobank Membership Certificates and Trust Preferred Securities		(133)		(95)
Net cash flow from financing activities		**14,610**		**9,286**
Net cash flow		**2,525**		**(1,386)**

The cash flow statement provides a summary of the net movements in operating, investing and financing activities.

Cash and cash equivalents consist of legal tender and balances available on demand with central banks.

These interim figures are unaudited.
Accounting policies

The accounting policies are the same as those applied to the financial statements.

Some prior-year figures have been reclassified where necessary for comparative purposes.

Movements in reserves were as follows:

(in EUR millions)	*First half 2003*	*Second half 2002*	*First half 2002*
Balance at 1 January / 1 July	14,911	13,245	13,030
Issue of Rabobank Membership Certificates	0	1,575	0
Profit for the first / second half year	748	555	695
Revaluation	33	(136)	(17)
Goodwill	(107)	(325)	(310)
Payment on Rabobank Membership Certificates/ Trust Preferred Securities	(133)	(111)	(95)
Other movements	17	108	(58)
Balance at 30 June / 31 December	15,469	14,911	13,245

Analysis by business unit

(in EUR millions)	Retail banking	Wholesale banking	Asset management	Insurance	Leasing
2003 I					
Total income	2,384	994	310	447	271
Total operating expenses	1,635	439	226	346	142
Operating profit	749	555	84	101	129
2002 I					
Total income	2,282	975	281	399	251
Total operating expenses	1,637	443	227	315	140
Operating profit	645	532	54	84	111

These interim figures are unaudited.

Key figures

Volume of services (in EUR millions)	30-06-03	31-12-02	30-06-02	31-12-01	30-06-01
Total assets	402,367	374,720	377,149	363,679	377,816
Private sector lending	221,688	212,323	202,105	197,262	190,685
Funds entrusted	180,878	171,632	166,326	172,174	165,452
Assets managed [2)]	175,100	168,000	170,900	194,400	195,200
Premium income, insurance (half-year figures)	2,357	1,770	1,890	1,714	2,212

Financial position and solvency (in EUR millions)	30-06-03	31-12-02	30-06-02	31-12-01	30-06-01
Reserves	15,469	14,911	13,245	13,030 [1]	13,269
Tier I capital	17,755	17,071	15,344	15,092 [1]	15,185
Tier I + Tier II capital	18,076	17,414	15,739	15,542 [1]	15,557
Total risk-weigthed capital	174,977	165,843	152,700	152,812	151,852
Solvency requirement	13,998	13,268	12,216	12,225	12,148
Tier 1 ratio	10.2	10.3	10.0	9.9 [1]	10.0
BIS ratio	10.3	10.5	10.3	10.2 [1]	10.2

Profit and loss account (in EUR millions)	First half 2003	Second half 2002	First half 2002	Second half 2001	First half 2001
- Interest	2,952	2,649	2,742	2,558	2,502
- Commission and other income	1,541	1,553	1,620	1,757	1,617
Total income	4,493	4,202	4,362	4,315	4,119
Operating expenses	2,920	2,940	2,899	3,075	2,890
Value adjustments to receivables	275	237	263	280	200
Value adjustments to financial fixed assets	69	225	27	65	-6
Addition to the fund for general banking risks	0	0	0	0	0
Operating profit before taxation	1,229	800	1,173	895	1,035
Tax on operating profit	356	154	360	258	274
Third-party interests	125	91	118	102	90
Net profit	748	555	695	535	671
Efficiency ratio	65.0%	70.0%	66.5%	71.3%	70.2%

Other data	30-06-03	31-12-02	30-06-02	31-12-01	30-06-01
Local Rabobanks	341	349	361	369	386
Offices:					
- branches	1,445	1,516	1,513	1,648	1,674
- agencies	384	402	413	455	492
Cash dispensing machines	3,010	2,979	2,943	2,889	2,781
Foreign offices	194	193	137	137	140
Employees:					
- total number	57,548	58,096	58,259	58,120	57,017
- full-time equivalents	51,238	51,867	52,186	52,173	51,343
Members (x 1,000)	1,241	1,108	947	825	700

General: Due to consolidation effects, the figures relating to Group entities will not always correspond to Rabobank Group totals.
Changes in terms of percentages can vary as a result of rounding.

1) The effect of the change in accounting policy for pensions as of 1 January 2002
is included in the computation of reserves and of the Tier I and BIS ratios as at 31 December 2001.

2) Owing to a change in definition, the figure for assets managed does not correspond to amounts published earlier.

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 813A

TRANCHE NO: 1

USD 14,500,000 Callable Fixed Reverse Floating Rate Step-Up Notes due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 6 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

An additional Dutch selling restriction is set out under item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	813A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 14,500,000
	(ii)	Tranche:	USD 14,500,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 14,500,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		8 August 2003
8	Maturity Date:		8 August 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		(i) Fixed Rate in respect of the period beginning on and including the Issue Date and ending on but excluding 8 August 2004 (the "**Fixed Interest Period**") (see item 17 below) (ii) Floating Rate in respect of the period beginning on and including 8 August 2004 to but excluding the Maturity Date (the "**Floating Interest Period**") (see item 18 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 10 above
13	Put/Call Options:		Call - see item 22 below
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable in respect of the Fixed Interest

	(i)	Rate of Interest:	12.00 per cent. per annum payable semi-annually in arrear (subject to item 17(ii) below)
	(ii)	Interest Payment Date(s):	8 February 2004 and 8 August 2004, subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Additional Business Centre(s) (Condition 1(a)):	London
	(v)	Fixed Coupon Amount:	Not Applicable
	(vi)	Broken Amount:	Not Applicable
	(vii)	Day Count Fraction (Condition 1(a)):	30/360
	(viii)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(ix)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Applicable in respect of the Floating Interest Period
	(i)	Specified Period(s)/Specified Interest Payment Dates	8 February and 8 August in each year commencing on 8 February 2005 and ending on the Maturity Date, subject to adjustment for interest accrual and interest payment purposes in accordance with the Business Day Convention specified
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 1(a)):	London
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination provided that notwithstanding Condition 6(b)(iii)(B)(x)(i), the Rate of Interest shall be the Floating Rate (as defined below) minus (3 x the Relevant Rate (converted to a 30/360 day count fraction basis by multiplying the Relevant Rate by 365/360)) "**Floating Rate**" shall mean the applicable rate for Years 2 and 3, Years 4 and 5, Years 6 and 7, Years 8 and 9 and Years 10 to 15; "**Relevant Rate**" shall mean 6 months USD LIBOR-BBA, as determined in accordance with item (vii) below;

"**Years 2 and 3**" shall mean the Floating Interest Period from and including 8 August 2004 to but excluding 8 August 2006 for which the Floating Rate shall be 16.00 per cent. per annum;

"**Years 4 and 5**" shall mean the Floating Interest Period from and including 8 August 2006 to but excluding 8 August 2008 for which the Floating Rate shall be 17.00 per cent. per annum;

"**Years 6 and 7**" shall mean the Floating Interest Period from and including 8 August 2008 to but excluding 8 August 2010 for which the Floating Rate shall be 18.00 per cent. per annum;

"**Years 8 and 9**" shall mean the Floating Interest Period from and including 8 August 2010 to but excluding 8 August 2012 for which the Floating Rate shall be 19.00 per cent. per annum; and

"**Years 10 to 15**" shall mean the Floating Interest Period from and including 8 August 2012 to but excluding the Maturity Date for which the Floating Rate shall be 20.00 per cent. per annum.

(v)	Interest Period Date(s):	Not Applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii)	Screen Rate Determination (Condition 1(a)):	Applicable
•	Relevant Time:	11.00 a.m. London Time
•	Interest Determination Date:	Two London Business Days prior to the first day in each Interest Accrual Period "**London Business Day**" means a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in London

	•	Primary Source for Floating Rate:	Moneyline Telerate page 3750 (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market at 11.00 a.m. London time
	•	Reference Banks (if Primary Source is 'Reference Banks'):	Not Applicable
	•	Relevant Financial Centre:	London
	•	Benchmark:	USD LIBOR-BBA
	•	Representative Amount:	Not Applicable
	•	Effective Date:	Commencement of each Interest Period
	•	Specified Duration:	6 months
	(viii)	ISDA Determination (Condition 1(a)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As set out in the Conditions
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	8 February and 8 August in each year commencing on 8 February 2004 and ending on 8 February 2018
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount

	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes; Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for

		such further issue
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	**The Netherlands**

		The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities)

OPERATIONAL INFORMATION

37	ISIN Code:	XS0172734187
38	Common Code:	017273418
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents and Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.883436 producing a sum of:	Euro 12,809,822
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	6 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

nv

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)

(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND PLC

(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

SERIES NO: 690A

TRANCHE NO: 2

USD 250,000,000 2.75 per cent. Notes 2003 due 2007
to be consolidated and form a single series with the Issuer's
USD 300,000,000 2.75 per cent. Notes 2003 due 2007

Credit Suisse First Boston

Rabobank International

UBS Limited

The date of this Pricing Supplement is 8 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 (being the date of the latest consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002 (being the date of the latest consolidated financial statements of the Group).

In connection with this issue, Credit Suisse First Boston (Europe) Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Credit Suisse First Boston (Europe) Limited to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	690A
	(ii)	Tranche Number:	2
			Notes issued under this Pricing Supplement will be consolidated and form a single series with the USD 300,000,000 2.75 per cent. Notes 2003 due 2007 issued on 8 May 2003 under Series Number 690A/Tranche 1, details of which are included in a pricing supplement dated 6 May 2003
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 550,000,000
	(ii)	Tranche:	USD 250,000,000
5	(i)	Issue Price:	101.172 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 250,643,541.67 (including 93 days accrued interest from and including 8 May 2003 to, but excluding, the Issue Date)
6	Specified Denominations:		USD 1,000, USD 10,000, USD 100,000
7	Issue Date:		11 August 2003
8	Maturity Date:		8 May 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.75 per cent. per annum payable annually in arrear

	(ii)	Interest Payment Date(s):	8 May in each year commencing on 8 May 2004 and ending on 8 May 2007
	(iii)	Fixed Coupon Amount(s):	USD 27.50 on each denomination of USD 1,000, USD 275.0 on each denomination of USD 10,000 and USD 2750.0 on each denomination of USD100,000.
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a

		Permanent Global Note on or after a date which is expected to be 22 September 2003 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer form in the limited circumstances specified in the Permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Credit Suisse First Boston (Europe) Limited UBS Limited
	(ii)	Stabilising Agent (if any):	Credit Suisse First Boston (Europe) Limited
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 1.625 per cent. of the Aggregate Principal Amount of the Notes
35		If non-syndicated, name of Dealer:	Not Applicable

36	Additional selling restrictions:	The Netherlands: Each Joint Lead Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established according to their constitutional documents in different States party to the Agreement on the European Economic Area; (b) at least 60% of the Notes are offered in one or more states other than the Netherlands; (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another financial institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex 1 to the EC Directive (2000/12/EC); and (d) no general advertising or canvassing campaign is conducted in respect of the Notes anywhere in the world.

OPERATIONAL INFORMATION

37	ISIN Code:	Temporary ISIN Code: XS0173881425 Permanent ISIN Code: XS0167853935
38	Common Code:	Temporary Common Code: 017388142 Permanent Common Code: 016785393
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.870370 producing a sum of (for Notes not denominated in Euro):	Euro 217,592,500
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	8 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised signatory

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc
Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 814A
TRANCHE NO: 1
USD 10,000,000 Step-up Callable Notes due August 2013

Issue Price: 100 per cent

The Royal Bank of Scotland

The date of this Pricing Supplement is 11 August 2003.

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (together the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

Please find an additional selling restriction in item 36 of this Pricing Supplement.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

A copy of this Pricing Supplement has been filed with the Securities Board of the Netherlands.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	814A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6	Specified Denominations:		USD 1,000
7	Issue Date:		12 August 2003
8	Maturity Date:		12 August 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Applicable – see item 17(i) below
13	Put/Call Options:		Call (further particulars specified below)
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**	Applicable

(i) Rate(s) of Interest:

Provided that the Issuer has not exercised the Call Option described in item 22 below, the Notes will bear interest at the following rates:

(1) In respect of the period from and including the Issue Date up to but excluding 12 August 2006, the Notes will bear interest at the rate of 4.00 per cent. per annum.

(2) In respect of the period from and including 12 August 2006 up to but excluding 12 August 2007, the Notes will bear interest at the rate of 4.125 per cent. per annum.

(3) In respect of the period from and including 12 August 2007 up to but excluding 12 August 2008, the Notes will bear interest at the rate of 4.25 per cent. per annum.

(4) In respect of the period from and including 12 August 2008 up to but excluding 12 August 2009, the Notes will bear interest at the rate of 4.375 per cent. per annum.

(5) In respect of the period from and including 12 August 2009 up to but excluding 12 August 2010, the Notes will bear interest at the rate of 4.50 per cent. per annum.

(6) In respect of the period from and including 12 August 2010 up to but excluding 12 August 2011, the Notes will bear interest at the rate of 4.625 per cent. per annum.

(7) In respect of the period from and including 12 August 2011 up to but excluding 12 August 2012, the Notes will bear interest at the rate of 4.75 per cent. per annum.

(8) In respect of the period from and including 12 August 2012 up to but excluding the Maturity Date, the Notes will bear interest at the rate of 5.00 per cent. per annum.

Interest will be paid annually in arrear.

(ii) Interest Payment Date(s):

12 August in each year, commencing on 12 August 2004 and ending on the Maturity Date

	(iii)	Fixed Coupon Amount(s):	(1) USD 40.00 per denomination of USD 1,000 payable on each Interest Payment Date from, and including, 12 August 2004 to, and including, 12 August 2006; (2) USD 41.25 per denomination of USD 1,000 payable on 12 August 2007; (3) USD 42.50 per denomination of USD 1,000 payable on 12 August 2008; (4) USD 43.75 per denomination of USD 1,000 payable on 12 August 2009; (5) USD 45.00 per denomination of USD 1,000 payable on 12 August 2010; (6) USD 46.25 per denomination of USD 1,000 payable on 12 August 2011; (7) USD 47.50 per denomination of USD 1,000 payable on 12 August 2012; (8) USD 50.00 per denomination of USD 1,000 payable on 12 August 2013;
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	**Floating Rate Provisions**		Not Applicable
19	**Zero Coupon Note Provisions**		Not Applicable
20	**Index Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	12 August 2004 and every Interest Payment Date thereafter

	(ii)	*Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):*	*100% of the Nominal Amount*
	(iii)	If redeemable in part:	Not Applicable
		(a) Minimum nominal amount to be redeemed:	
		(b) Maximum nominal amount to be redeemed:	
	(iv)	Option Exercise Date(s):	See 22(i) above and 22(vi) below.
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period (if other than as set out in the Conditions):	The Issuer shall give at least 5 Business Days notice prior to the Optional Redemption Date of its intention to call the Notes "Business Day" shall have the meaning set out in Condition 1(a) for which the Additional Business Centres shall be London and TARGET.
23	**Put Option**		Not Applicable
24	**Final Redemption Amount**		Nominal amount
25	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London / TARGET
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
	(iii) Minimum Instalment Amount:	Not Applicable
	(iv) Maximum Instalment Amount:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	Not Applicable
35	If non-syndicated, name of Dealer:	The Royal Bank of Scotland plc

36	Additional selling restrictions:	The Netherlands: "The Notes may only be offered, sold, delivered, or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37	ISIN Code:	XS0173016592
38	Common Code:	017301659
39	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s): (i) The Depositary Trust Company	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.883436, producing a sum of (for Notes not denominated in Euro):	€8,834,360
44	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	11 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: ____________________
Duly authorised

nV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED

(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)

RABOBANK IRELAND PLC

(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 716A
TRANCHE NO: 2

HUF 3,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006

(To be consolidated with the HUF 7,000,000,000 5.25 per cent. Notes 2003 due 6 June 2006 issued on 6 June 2003)

TD Securities

Rabobank International

Deutsche Bank

KBC International Group

The date of this Pricing Supplement is 19 August 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

The Netherlands:

Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed in one or more states other than the state where the Issuer is established; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

Hungary:

Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority

delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

In July 2003, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) signed a letter of intent to acquire the FGH Bank ("**FGH**") for Euro 415,000,000. FGH is a real estate bank which specialises in commercial real estate financing.

Except as disclosed in this document, there has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2002 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2002.

In connection with this issue, The Toronto-Dominion Bank or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on The Toronto-Dominion Bank or any person acting for it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	716A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Hungarian Forint ("HUF")
4	Aggregate Nominal Amount:		
	(i)	Series:	HUF 10,000,000,000
	(ii)	Tranche:	HUF 3,000,000,000
5	(i)	Issue Price:	95.285 per cent. of the Aggregate Nominal Amount of the Tranche plus 76 days' accrued interest in respect of the period from and including 6 June 2003 to but excluding 21 August 2003
	(ii)	Net proceeds:	HUF 2,850,004,918.03 (less agreed expenses)
6	Specified Denominations:		HUF 1,000,000 and HUF 10,000,000
7	Issue Date:		21 August 2003
8	Maturity Date:		6 June 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		Not Applicable
10	Interest Basis:		5.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	5.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	6 June in each year commencing on 6 June 2004 and ending on 6 June 2006

	(iii)	Fixed Coupon Amount(s):	HUF 52,500 on each denomination of HUF 1,000,000 and HUF 525,000 on each denomination of HUF 10,000,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s):	Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for Definitive Notes on or after a date which is expected to be 1 October 2003 upon certification as to non-U.S. beneficial ownership.

	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London and Budapest
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names of Managers:	The Toronto-Dominion Bank Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Deutsche Bank AG London KBC Bank NV
	(ii)	Stabilising Agent (if any):	The Toronto-Dominion Bank
	(iii)	Manager's Commission:	Combined Management and Underwriting Commission: 0.1875 per cent. of the Nominal Amount of the Notes. Selling Concession: 1.1875 per cent. of the respective Nominal Amount of the Notes
35	If non-syndicated, name of Dealer:		Not Applicable
36	Additional selling restrictions:		The Netherlands: Each Manager has agreed and represented that the Notes qualify as "Euro-securities" within the meaning of the 1995 Exemption regulation (Vrijstellingsregeling Wet toezicht effectenverkeer 1995) i.e. that:

(a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different states that are a party to the Agreement on the European Economic Area;

(b) 60% or more of the Notes is placed in one or more states other than the state where the Issuer is established; and

(c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC.

Each Manager has represented and agreed that it shall not at any time conduct anywhere in the world a general advertising or canvassing campaign in relation to the Notes.

Hungary: Each Manager has acknowledged that no permit of the Hungarian Financial Supervisory Authority has been obtained and has represented, warranted and agreed that it has not offered, sold or delivered, and that it will not offer, sell or deliver, any Notes in the Republic of Hungary, other than in accordance with all applicable provisions of Act CXX of 2001 on the Capital Market.

OPERATIONAL INFORMATION

37	(i)	ISIN Code:	XS0169375929
	(ii)	Temporary ISIN Code:	XS0175048270
38	(i)	Common Code:	16937592
	(ii)	Temporary Common Code:	17504827
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):		Not Applicable
40	Delivery:		Delivery against payment
41	The Agents appointed in respect of the Notes are:		Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.003827, producing a sum of (for Notes not denominated in Euro):	Euro 11,481,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	19 August 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:

Duly authorised